SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITE[D STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washingt[on, D.C.]

14046787

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1070
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everardo Vidaurri 305-377-8008
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

*AB 3/12

DD 4/2/14

OATH OR AFFIRMATION

I, Everardo Viaduarri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

KAREN VELASCO
MY COMMISSION # EE140196
EXPIRES October 23, 2015
(407) 398-0153 FloridaNotaryService.com

Everardo Vidaurri
(Signature)

Principal
(Title)

Karen Velasco 2/27/14
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Intercam Securities, Inc.

Statement of Financial Condition

December 31, 2013

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Intercam Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

February 26, 2014
Miami, Florida

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 7)	$	410,710
CERTIFICATES OF DEPOSIT (NOTE 6)		36,827
SECURITIES OWNED, at fair value (Notes 3 and 7)		248,801
DEPOSIT AT BROKER (NOTE 7)		100,000
DUE FROM RELATED PARTY (NOTE 8)		60,665
PROPERTY AND EQUIPMENT, NET (NOTE 5)		47,936
OTHER ASSETS		28,548
	$	933,487
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	104,819
Commissions payable		124,164
Deferred rent payable (Note 6)		76,617
Total liabilities		305,600
LEASE COMMITMENT (NOTE 6)		
STOCKHOLDER'S EQUITY (NOTE 2)		627,887
	$	933,487

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. These items are typically categorized in Levels 1 or 2 of the fair value hierarchy.

Revenue Recognition

The Company records all security transaction on the trade-date basis, and realized gains or losses from security transactions were determined using the specific identification method.

Interest income is recognized on the accrual basis.

Due from Related Parties

Amounts due from related parties are stated as the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds contributed by its Parent. The Company's liquidity position during 2014 and beyond is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent and its group of affiliated entities have committed to funding the Company's operations.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned - government bonds	$ 248,801	$ -	$ -	$ 248,801

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $448,754, which exceeded the requirements by $398,754, and the ratio of "Aggregate Indebtedness" to "Net Capital" was .68 to 1.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consisted of the following:

Furniture and fixtures	$ 33,349
Office equipment	47,877
Leasehold improvements	62,302
	143,528
Less: Accumulated depreciation and amortization	(95,592)
	$ 47,936

NOTE 6. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring March 2017. In lieu of a security deposit, the Company delivered an irrevocable standby letter of credit to the landlord. The irrevocable standby letter of credit is collateralized by a certificate of deposit in the amount of $36,827 that matures on April 14, 2014 and is renewable annually throughout the term of the lease.

On January 9, 2012, the Company entered into a non-cancelable amended lease agreement to expand the office space and extend the duration of the existing lease until March 2017. Requirements for the letter of credit collateralized by the certificate of deposit are unchanged. The lease contains provisions for future rent increases, and periods in which rent payments are reduced (abated). The Company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition.

The approximate future minimum rentals under the non-cancelable lease for the years subsequent to December 31, 2013 are as follows:

2014	$	121,000
2015		124,000
2016		128,000
2017		33,000
2018		-
	$	406,000

NOTE 7. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2013, cash and cash equivalents of $201,358, the deposit at broker of $100,000 and securities owned of $248,801 are held by this brokerage firm.

NOTE 7. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 8. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On July 1, 2013, the Company amended and existing expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain rents, salaries, employee expenses, communication and office expenses and market data in exchange for a management fee to be paid by the Affiliate to the Company.

Due from Related Party

During the year, the Company paid for certain expenses of affiliates and as of December 31, 2013, affiliates owed the Company $60,665, which is included in due from related party in the accompanying statement of financial condition.

NOTE 9. INCOME TAXES

The Company files a consolidated return federal income tax return and combined Florida tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2013 approximates $1,122,000 and results primarily from a net operating loss carry-forward, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance increased by approximately $15,000 during the year ended December 31, 2013. The net operating loss carry-forward of approximately $2,956,000 expires in the years 2026-2032.

SEE BEYOND THE NUMBERS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com